

02005430

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-44934~~ 8-49934

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 28 2002

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Emerging Markets Securities - DE, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue
(No. and Street)

New York	NY	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken Mackay (212) 486-1370
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eichler Bergsman and Co., LLP (Including the practice of Maurice Berkower CPA)
(Name — if individual, state last, first, middle name)

404 Park Avenue South, Suite 700	New York	New York	10016
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-18-02

OATH OR AFFIRMATION

I, Ken Mackay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Emerging Markets Securities - DE, LLC, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

DIANE LINDER LAVINE
Notary Public, State of New York
No. 01LA4684162
Qualified in New York County
Commission Expires January 31, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in ~~Stockholders' Equity or Partners' or Sole Proprietor's Capital~~. Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplemental Report of Indepedent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EMERGING MARKETS SECURITIES - DE, LLC

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2001


FEB 28 2002

EMERGING MARKETS SECURITIES - DE, LLC

DECEMBER 31, 2001

TABLE OF CONTENTS


Eichler Bergsman & Co., LLP
Certified Public Accountants
404 Park Avenue South • New York, New York 10016
Tel 212•447•9001 Fax 212•447•9006
(Including the practice of Maurice Berkower CPA)

Gilbert Bergsman
Paul Eichler
Michael E. Silverman
Maurice Berkower

INDEPENDENT AUDITORS' REPORT

To the Member
EMERGING MARKETS SECURITIES - DE, LLC
New York, New York

We have audited the accompanying statement of financial condition of EMERGING MARKETS SECURITIES - DE, LLC, as of December 31, 2001 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EMERGING MARKETS SECURITIES - DE, LLC as of December 31, 2001 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Eichler Bergsman & Co., LLP

New York, New York
February 7, 2002

EMERGING MARKETS SECURITIES - DE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH	$ 16,020
SERVICE FEES RECEIVABLE	16,667
LOAN RECEIVABLE AND OTHER	26,639
	$ 59,326

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accrued expenses	$ 4,500
MEMBER'S EQUITY	54,826
	$ 59,326

The accompanying notes are an integral part of these financial statements.

EMERGING MARKETS SECURITIES - DE, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUE:	
Placement and service fees	$330,592
Interest	1,642
	332,234
EXPENSES:	
Administrative and service fees	309,943
Professional fees	7,875
Office expenses	2,832
Regulatory	1,747
Insurance	150
Sundry	112
	322,659
NET INCOME	$ 9,575

The accompanying notes are an integral part of these financial statements.

EMERGING MARKETS SECURITIES - DE, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

BALANCE - January 1, 2001	$ 45,251
NET INCOME	9,575
BALANCE - December 31, 2001	$ 54,826

The accompanying notes are an integral part of these financial statements.

EMERGING MARKETS SECURITIES - DE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
NET INCOME	$ 9,575
Increase in receivables	(5,326)
Increase in accrued expenses	1,500
NET CASH PROVIDED BY OPERATING ACTIVITIES	5,749
NET INCREASE IN CASH	5,749
CASH - January 1, 2001	10,271
CASH - December 31, 2001	$ 16,020

The accompanying notes are an integral part of these financial statements.

EMERGING MARKETS SECURITIES - DE, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001

NOTE 1 - ORGANIZATION AND OPERATIONS

EMERGING MARKETS SECURITIES - DE, LLC (the 'Company') is a broker dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. (NASD). The Company engages in a single line of business as a securities broker-dealer, primarily as an introducing broker soliciting and introducing buyers and sellers of trade finance paper and participation interests in trade finance paper. The Company operates under the exemptive provisions of Securities and Exchange Commission Rule 1 5c3-3(k)(2)(i).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Placement and Service Fees

Placement fees are recognized when earned and service fees are recognized on a month-to-month basis.

Income Taxes

The Company's net income or loss is reported on the member's personal income tax returns. Since the Company operates in New York City, the Company is subject to New York City Unincorporated Business taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates

NOTE 3 - LOAN RECEIVABLE

Included in loan receivable and other is $25,326 due from an affiliate (an entity controlled by the sole member of the Company). The loan is non interest bearing.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is a member of NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital of $11,520 which was $6,520 in excess of its required net capital of $5,000.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has agreements with an affiliate (an entity controlled by the sole member of the Company) whereby the affiliate provides the Company with certain administrative management services. During 2001, the affiliate charged the Company $245,001 and is included with administrative and service fees in the accompanying statement of operations.

NOTE 6 - CONCENTRATION OF CREDIT RISK

A significant portion of the Company's revenues are derived from transactions with foreign institutions. During 2001, approximately 60% of the Company's revenues were earned from one entity.



Eichler Bergsman & Co., LLP
Certified Public Accountants
404 Park Avenue South • New York, New York 10016
Tel 212•447•9001 Fax 212•447•9006
(Including the practice of Maurice Berkower CPA)

Gilbert Bergsman
Paul Eichler
Michael E. Silverman
Maurice Berkower

INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

TO THE MEMBER
EMERGING MARKETS SECURITIES - DE, LLC
NEW YORK, NEW YORK

Our report on our audit of the basic financial statements of EMERGING MARKETS SECURITIES - DE, LLC for the year ended December 31, 2001 appears on Page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Eichler Bergsman & Co., LLP

New York, New York
February 7, 2002

EMERGING MARKETS SECURITIES - DE, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

TOTAL MEMBER'S EQUITY	$ 54,826
DEDUCT NON-ALLOWABLE ASSETS:	
Receivables and other	43,306
NET CAPITAL	$ 11,520
AGGREGATE INDEBTEDNESS:	
Accrued expenses	$ 4,500
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of 6⅔ of aggregate indebtedness or $5,000 minimum dollar net capital)	$ 5,000
EXCESS NET CAPITAL	$ 6,520
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	39%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2001.

EMERGING MARKETS SECURITIES - DE, LLC

SUPPLEMENTAL REPORT
OF INDEPENDENT AUDITORS ON
INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5

DECEMBER 31, 2001

EMERGING MARKETS SECURITIES - DE, LLC

DECEMBER 31, 2001

TABLE OF CONTENTS


Eichler Bergsman & Co., LLP
Certified Public Accountants
404 Park Avenue South • New York, New York 10016
Tel 212•447•9001 Fax 212•447•9006
(Including the practice of Maurice Berkower CPA)

Gilbert Bergsman
Paul Eichler
Michael E. Silverman
Maurice Berkower

TO THE MEMBER
EMERGING MARKETS SECURITIES - DE, LLC
NEW YORK, NEW YORK

In planning and performing our audit of the financial statements of EMERGING MARKETS SECURITIES - DE, LLC for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or "aggregate debits") and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation I of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and transactions are executed in accordance with

management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 1 7a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Eichler Bergsman & Co., LLP

New York, New York
February 7, 2002